United States securities and exchange commission logo





                             February 2, 2023

       Lin Li
       Chief Executive Officer
       Northann Corp.
       9820 Dino Drive, Suite 110
       Elk Grove, CA 95624

                                                        Re: Northann Corp.
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
27, 2023
                                                            CIK No. 0001923780

       Dear Lin Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1

       Dilution, page 38

   1. We note the revisions made in response to prior comment 3 and the supplemental computation provided.
Please revise to correctly calculate and present your net tangible book value per share
using the 40,000,000 shares of your common stock outstanding at
                                                        September 30, 2022,
instead of the 10,000,000 shares used in your current presentation.
 Lin Li
FirstName LastNameLin Li
Northann Corp.
Comapany2,NameNorthann
February   2023         Corp.
February
Page 2 2, 2023 Page 2
FirstName LastName
Results of Operations: Comparison for the Nine Months Ended September 30, 2022 and 2021,
page 44

2. We note the changes made to your discussion of net income on page 46 in response to prior comment 7, where you now attribute the decrease in net income for the nine months ended September 30, 2022, primarily to the decrease in cost of products and cost of shipment. Please explain to us how decreased costs of revenues resulted in decreased net income in the period. Otherwise, revise to correctly attribute the change to the appropriate factors that materially impacted your net income in the period, including, for example, the significant increase in your general and administrative expenses resulting from the $1.2 million bad debt expense you recorded.
Report of Independent Registered Public Accounting Firm, page F-22

3. Please have your Independent Registered Public Accounting Firm revise its review report
         to also cover the statement of stockholders    deficit for the
nine-month period ended
         September 30, 2021, now included in the unaudited interim financial statements.
Unaudited Consolidated Statements of Stockholders' Deficit, page F-25

4.       The amounts presented in the unaudited consolidated statement of
stockholders    deficit for
         the nine-month period ended September 30, 2021, appear to add to a total stockholders'
         deficit of $(951,400), instead of total stockholders    equity of
$908,351 as currently
         presented. Please revise, or advise us.
Note 2. Summary of Significant Accounting Policies
Net earnings per share of common stock, page F-31

5. We note your revisions made in response to prior comment 14. It appears that the column headed December 31, 2021 should instead be labeled "For the nine months ended
         September 30, 2021." Please revise the labeling of both columns to correctly indicate that the basic and diluted (loss) earnings per share amounts are presented for the nine-month periods ended September 30, 2022 and September 30, 2021, respectively.

       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
 Lin Li
Northann Corp.
FirstName
February 2,LastNameLin
                2023      Li
Comapany
Page    3      NameNorthann Corp.
February 2, 2023 Page 3
cc:       Jason Ye
FirstName LastName